FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 12th, 2005

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles completes the acquisition of BellSouth Argentine.

NOTICE OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, January 12th 2005

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that yesterday, Telefónica Móviles, S.A., after obtaining the necessary permission from the respective authorities, has completed the acquisition of BellSouth Argentine.

With new purchase Telefónica Móviles completes the acquisition of all Bellsouth’s operators in Latin America.

Telefónica Móviles has acquired the Argentinean operator for an enterprise value of 988 million dollars.

We attach to this official statement press release announced to the media.

Hence, it is hereby requested that this statement be accepted on this day, January 12th 2005.

D. Antonio Hornedo Muguiro.

General Counsel

Telefónica Móviles, S.A.

Nota de Prensa Press Release

TELEFÓNICA MÓVILES COMPLETES ACQUISITION OF ALL BELLSOUTH’S

OPERATORS IN LATIN AMERICA, WITH PURCHASE OF MOVICOM IN

ARGENTINA

•	With the purchase of Movicom, for an enterprise value of 988 million dollars, Telefónica Móviles has completed, in record time, the acquisition of BellSouth’s ten Latin American cellular operators for a total enterprise value of 5,850 million dollars.

•	The transaction makes Telefónica Móviles the world’s second-largest multinational mobile company, with approximately 72 million managed customers (figures at the end of the third quarter of 2004) and the biggest in Latin America, with over 50.6 million managed customers in the region.

•	By combining the operations of Movicom and Unifón, Telefónica Móviles becomes the leading mobile operator in Argentina (with 5.5 million customers at the end of 2004) and is in an excellent position to capture a significant part of the high growth potential in the Argentine cellular market.

Madrid, 11 January 2005. - Telefónica Móviles, the company that manages all the Telefónica Group’s cellular assets, has completed the acquisition of all of BellSouth’s mobile operators in Latin America with the purchase of 100% of Movicom, BellSouth’s wireless operator in Argentina, for an enterprise value of 988 million dollars. The transaction was carried out after obtaining the necessary approval from the Argentine authorities and in compliance with the prevailing regulations on spectrum in Argentina.

“This acquisition marks a further step in the Telefónica Group’s commitment to Argentina. At the same time, receiving definitive approval for the acquisition of Movicom enables Telefónica Móviles to make additional investments of around 400 million pesos in infrastructure in Argentina in 2005,” said Antonio Viana-Baptista, Chairman and CEO of Telefónica Móviles.

“The combination of Unifón and Movicom should bring out the best of both companies and give rise to an operator that actively helps to develop Argentina’s mobile communications. Customers will have access to the most developed products in the world thanks to the experience and leadership of Telefónica Móviles, the largest wireless operator in Argentina and Latin America and the second-largest mobile telephony multinational in the world.”

Más información en nuestra página web http://www.telefonicamoviles.com

Dirección de División de Comunicación Paseo de Recoletos, 7 y 9 28004 Madrid	Tel: +34 91 423 40 44 Fax: +34 91 423 40 11 e-mail: prensa_tm@telefonicamoviles.com

The operator acquired

Movicom ended 2004 with 2.15 million customers. Adding together the operations of Movicom and Unifón, Telefónica Móviles’ operator in Argentina, would give the Telefónica Móviles Group some 5.5 million customers at the end of 2004, making it the clear leader in the Argentine market.

The Telefónica Móviles Group is now in an excellent position to capture a significant part of the high growth potential of the Argentine cellular market.

Telefónica Móviles will assume the management of Movicom as of today and will maintain (as with Unifón) its brand name and commercial systems during a transition period, until the company’s commercial platforms are integrated into those of the Telefónica Móviles Group.

Eduardo Caride is the Regional Director of Telefónica Móviles’ operations in the Southern Cone (Argentina, Chile and Uruguay), while Federico Rava, up to now General Manager of Movicom BellSouth, has been appointed CEO of Telefónica Móviles’ new integrated operations in Argentina.

Unifón and Movicom customers can rest assured that they will keep their current benefits, telephone numbers, price plans and commercial terms with no changes whatsoever.

The global agreement with BellSouth

With the acquisition of Movicom, Telefónica Móviles has completed the acquisition of BellSouth’s ten Latin American cellular operators, pursuant to the agreement reached by the Telefónica Group and BellSouth on March 5, 2004.

At the end of the third quarter of 2004 (period ending in August) these ten operators (in Venezuela, Colombia, Argentina, Chile, Ecuador, Panama, Peru, Guatemala, Uruguay and Nicaragua) had 13.1 million customers, with combined revenues of 2,282 million dollars and EBITDA of 741 million dollars.

The acquisitions have been made in record time and the transaction values 100% of the companies (firm value) at 5,850 million dollars, to be financed with Telefónica Móviles’ cash flow and debt.

The transaction makes Telefónica Móviles the world’s second-biggest multinational cellular company, with more than 72 million managed customers (figures at the end of the third quarter of 2004) and the largest mobile operator in Latin America, with over 50.6 million managed customers. In addition, it is the only mobile telephony company operating in all the region’s key markets, which together have over 421 million inhabitants. This leaves the company better positioned to leverage the strong growth potential of the Latin American market.

Telefónica Móviles

Telefónica Móviles manages all the Telefónica Group’s cellular assets worldwide. It is one of the world’s largest mobile telephony operators and the leader in the Spanish- and Portuguese-speaking markets. It has operations on three continents and a managed customer base of around 72 million (at the end of the third quarter of 2004) including those of BellSouth’s Latin American operators, whose acquisition was agreed in March, 2004. In 2003, Telefónica Móviles reported operating revenues of 10,070 million euros (+10.2%), EBITDA of 4,463 million euros (+19.5%) and net profit of 1,608 million euros. Telefónica Móviles is a founding member of the European mobile operators’ alliance, FreeMove.

Telefónica Móviles’ shares are traded on the Spanish and New York Stock Exchanges with the ticker TEM. For more information visit our website: www.telefonicamoviles.com

Telefónica Group

The Telefónica Group is one of the world’s leading telecommunications companies. Telefónica is the leading operator in the Spanish- and Portuguese-speaking markets and the sixth biggest operator in the world by market capitalisation. Its activities are centred mainly on the fixed and mobile telephony businesses, with broadband as the key tool for the development of both of these. The company has a significant presence in 16 countries and has operations in approximately 40. Telefónica has a strong presence in Latin America, where the company operates in eight countries and has a clear growth strategy. Its customer base amounts to more than 115 million worldwide.

(NOTE: Data for BellSouth for the first three quarters of 2004 correspond to the period ending 31 August).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: January 12th, 2005	By:	/s/ Antonio Hornedo Muguiro

Name: Antonio Hornedo Muguiro Title: General Counsel